Exhibit 99.7

UNITED UTILITIES PLC

DIRECTORS’ AND PDMR INTERESTS IN SHARES

United Utilities PLC ("the Company") announces that notification has been received today that the Trustee, Hill Samuel ESOP Trustees Limited, purchased ordinary shares of £1 each on behalf of the following directors on 25 August 2006, as dividend reinvestment in accordance with the rules of the Company's Inland Revenue approved share incentive plan ("the SIP"). The shares were purchased at a price of 674p per share.

Director	No. of Shares purchased
PHILIP GREEN	13
GORDON WATERS	55
TIM RAYNER	55
LINDA BOOTH	29

Further information can be obtained from Paul Davies, Assistant Company Secretary + 44 1 925 237051.

United Utilities' ordinary trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".